VIA EDGAR

December 21, 2017

Lyn Shenk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Gentherm Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 23, 2017

Form 10-Q for Fiscal Quarter Ended September 30, 2017

Filed October 30, 2017

File No. 000-21810

Dear Lyn Shenk:

In your letter dated December 20, 2017 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for the Fiscal Year ended December 31, 2016 and our Form 10-Q for the Fiscal Quarter ended September 30, 2017 within ten business days or advise you when we would provide a response.

During our telephone conversation with Aamira Chaudhry today, we advised her that, due to the upcoming holidays and other timing constraints on our finance and legal personnel, we were requesting an extension of time to provide a response. As a result, we will submit our response to the Staff Comment Letter by January 15, 2018.

Very truly yours,

/s/ Barry G. Steele

Barry G. Steele

Chief Financial Officer

cc:    Aamira Chaudhry, Securities and Exchange Commission